Free Writing Prospectus

Filed Pursuant to Rule 433

Registration Statement No. 333-191801

April 3, 2014

Dear Friends and Shareholders,

Since our beginning six years ago, we have never been more excited to report the forward strides the Company has made.

•	Total assets of the Company were $206.5 million as of December 31, 2013, up from $169.7 million as of December 31, 2012.

•	Net Income for the year ended December 31, 2013 was $1.1 million, an increase of 12.9% over the year ended December 31, 2012. The increase was driven by a 25.8% increase in Loan Interest Income and a 12.9% decrease in Total Interest Expense.

The year yielded many extraordinary accomplishments:

•	Prime Meridian Holding Company became a public company.

•	A $15 million stock offering was initiated.*

•	Renovations completed, we now occupy the second floor of our 1897 Capital Circle NE location, new home to executive management and bank operations.

•	A newly designed website – including a robust investor relations area – was released.

•	Mobile Banking and Check Deposit Apps, as well as Instant Issue Debit Cards, became operational.

We submitted our Form S-1 (a formal registration statement filing) and obtained a Securities and Exchange Commission notice of effectiveness on December 11, 2013. This marked a milestone in the life of Prime Meridian Holding Company as a public company and the beginning of our public offering of common stock.

The purpose of the capital raise is to fund organic growth and to position the Company for potential acquisitions or future expansion over the next 18 months.

In July, Prime Meridian Bank was the featured cover article in an issue of Florida Banking Magazine. The article recognized our growth and our “earned” reputation for asset quality and the strong leadership of our executive management team.

Our reputation as a steady, safe and sound institution are by-products of our ongoing efforts to nurture and imprint our culture as we continue to grow, while adhering to our five core principles of Passion, Grace, Integrity, Tenacity, and Accountability.

Though the impacts of local, regional, and national forces on our region’s economy are still being evaluated, we remain optimistic the Company will maintain momentum and the financial strength to grow and thrive.

We deeply value our original shareholders and appreciate the confidence of our new shareholders as we move forward.

Warm regards,

Sammie D. Dixon, Jr. Chief Executive Officer	Richard A. Weidner, CPA Chairman of the Board

*The offering commenced December 11, 2013, and continues on an ongoing basis until terminated earlier or extended by the Board of Directors to a date no later than June 30, 2014.